SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Levy Acquisition Corp.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 52748T104
(CUSIP Number) Stanley H. Meadows, P.C., Esq.
Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Ave.
New York, New York 10173-1922
(212) 547-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Levy Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Excludes 553,500 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Levy Family Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒Excludes 553,500 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Lawrence F. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Excludes 553,500 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sophia Stratton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Excludes 553,500 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Steven C. Florsheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Excludes 553,500 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 52748T104	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Ari B. Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,690,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,690,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,690,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Excludes 553,500 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.7%
14	TYPE OF REPORTING PERSON IN

Item 4.                      PURPOSE OF TRANSACTION

Founder Shares

Pursuant to the terms of a securities purchase agreement with the Issuer effective as of August 5, 2013 (the “Securities Purchase Agreement”), the Sponsor purchased 4,312,500 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000 in cash, or approximately $0.006 per share. Pursuant to the terms of a securities assignment agreement dated as of October 17, 2013 (the “Securities Assignment Agreement”), 17,250 of those shares were transferred to each of the Issuer’s four independent directors on October 17, 2013 for a price of approximately $0.006 per share.

Private Placement Warrants

Pursuant to a sponsor warrants purchase agreement dated as of August 5, 2013 (the “Private Placement Warrants Purchase Agreement”), the Sponsor purchased 4,750,000 warrants (the “Private Placement Warrants”) for an aggregate price of $4,750,000, in a private placement on November 19, 2013. Each Private Placement Warrant entitles the holder to purchase one share of Common Stock for $11.50 per share and is exercisable beginning on the later of one year after issuance or 30 days after the completion of the Issuer’s initial business combination and may be exercised on a cashless basis. The Private Placement Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation. The Private Placement Warrants (including the shares of common stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of the Issuer’s initial business combination (except, among other limited exceptions, to officers and directors of the Issuer and other persons or entities affiliated with the Sponsor) and they are not redeemable by the Issuer so long as they are held by the Sponsor or its permitted transferees. Permitted transferees will be subject to the same limitations on transfer. On November 19, 2013, the Sponsor assigned 15,000 Private Placement Warrants to each of the Issuer’s four independent directors and 30,000 Private Placement Warrants to an officer of the Issuer upon the simultaneous closing of the initial public offering and the private placement at no cost.

Working Capital Loan

The Sponsor, an affiliate of the Sponsor, or certain of the Issuer’s officers and directors may, but are not required to, lend the Issuer funds to finance transaction costs in connection with an intended initial business combination.  Up to $1,000,000 of such loans may be convertible, at the option of the lender, into warrants of the post business combination entity at a price of $1.00 per warrant.  The terms of the warrants would be identical to the terms of the Private Placement Warrants.  The terms of such loans have not been determined.

Registration Rights

The Sponsor is a party to a registration rights agreement dated as of November 13, 2013 (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the holders of 20% in interest of the Founder Shares (or their permitted transferees), the Private Placement Warrants and the underlying shares that may be acquired upon exercise of the Private Placement Warrants (or their permitted transferees) and any warrants that may be issued upon conversion of working capital loans and the shares underlying such warrants (collectively the “Registrable Securities,”) shall be entitled to require the Issuer, on three occasions at any time after the date on which the Founder Shares or Private Placement Warrants, respectively, are released from lockup, to register at least 15% of the then outstanding Registrable Securities. In addition, the holders of the Registrable Securities have “piggyback” registration rights with respect to the Founder Shares and Private Placement Warrants commencing on the date on which the Founder Shares and Private Placement Warrants, respectively, are released from lockup.

Letter Agreement

On November 13, 2013, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, its members, Mr. Florsheim, Mr. Ari Levy and Mr. Lawrence Levy.

Pursuant to the Letter Agreement, the Sponsor returned to the Issuer for cancellation, at no cost, 553,500 Founder Shares, since the Underwriters did not exercise their over-allotment option. The forfeited shares are not included in the beneficial ownership of the Reporting Persons for purposes of this Schedule 13D. Up to an additional 922,500 of the Founder Shares held by the Sponsor may be forfeited pursuant to the terms of the Letter Agreement unless (1) the last sales price of the Issuer’s Common Stock exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 5 years following the closing of the Issuer’s initial business combination or (2) the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for consideration in cash, securities or other property with a value which equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

Under the Letter Agreement, the Sponsor and its members agreed that they will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer's obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s initial public offering if the Issuer does not complete a business combination within 21 months from the closing of its initial public offering (or 24 months from the closing of its initial public offering if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for a business combination within the 21-month period but has not yet completed the business combination) unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

The Sponsor has agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Also pursuant to the Letter Agreement, the Founder Shares were placed in an escrow account with Continental Stock Transfer & Trust Company, acting as escrow agent under an Escrow Agreement, and the Sponsor and its members agreed not to transfer (except to certain permitted transferees) any Founder Shares until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (i) the last sales price of the Issuer’s Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the initial business combination or (ii)  the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Common Stock for cash, securities or other property (the “Lock-Up Period”).

Under the Letter Agreement, neither the Sponsor Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor and its members agreed to waive, with respect to any shares of the Common Stock held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The foregoing summary of certain terms of the Securities Purchase Agreement, the Securities Assignment Agreement, the Private Placement Warrants Purchase Agreement, the Letter Agreement, the Registration Rights Agreement and the Escrow Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1-6 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.                     INTEREST IN SECURITIES OF THE ISSUER

(a) As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 3,690,000 shares of Common Stock representing approximately 19.7% of the outstanding shares of the Issuer’s Common Stock. This does not include shares issuable upon exercise of the Private Placement Warrants because the Private Placement Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 18,750,000 shares of Common Stock reported to be outstanding in the Issuer's Prospectus filed pursuant to Rule 424(b)(1), filed with the Securities and Exchange Commission November 14, 2013, after giving effect to the completion of the offering, as described therein and the forfeiture of an aggregate of 562,500 Founder Shares by the Sponsor and the Issuer’s independent directors.

(b) By virtue of their control of the Sponsor, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 3,690,000 shares of Common Stock held by the Sponsor.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Exhibits 1-8 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

1
Securities Purchase Agreement, dated August 5, 2013, between the Issuer and Levy Acquisition Sponsor, LLC (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-191587 on October 7, 2013, and incorporated by reference herein).

2
Private Placement Warrants Purchase Agreement, dated August 5, 2013, between the Issuer and Levy Acquisition Sponsor, LLC (filed as Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-191587 on October 7, 2013, and incorporated by reference herein).

3
Securities Assignment Agreement, dated October 17, 2013, among Levy Acquisition Sponsor, LLC, Howard Bernick, Marc Simon, Craig Duchossois and Gregory Flynn (filed as Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-191587 on October 28, 2013, and incorporated by reference herein).

4
Registration Rights Agreement, dated November 13, 2013, among the Issuer, Levy Acquisition Sponsor, LLC, and the other parties thereto (filed as Exhibit 4.1 to the Issuer’s Report on Form 8-K filed on November 19, 2013, and incorporated by reference herein).

5
Letter Agreement, dated November 13, 2013, among Levy Acquisition Corp.; Levy Acquisition Sponsor, LLC; Lawrence F. Levy; Ari B. Levy; Steven C. Florsheim; Levy Family Partners, LLC; Claire P. Murphy, as trustee of the Steven Florsheim 2003 Investment Trust; Claire P. Murphy, as trustee of the Ari Levy 2003 Investment Trust; Claire P. Murphy, as trustee of the Andrew Florsheim 2003 Investment Trust; Claire P. Murphy, as trustee of the Robert Florsheim 2003 Investment Trust; Michael Wallach; Sophia Stratton; Claire Murphy; Tim Won; Adam Cummis; and Andrew Feldman (filed as Exhibit 10.1(a) to the Issuer’s Report on Form 8-K on November 19, 2013, and incorporated by reference herein).

6
Form of Escrow Agreement among the Issuer, Levy Acquisition Sponsor, LLC, Craig J. Duchossois, Marc S. Simon, Howard Bernick, Gregory G. Flynn and Continental Stock Transfer & Trust Company (filed as Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-191587 on October 7, 2013, and incorporated by reference herein).

7	Joint Filing Agreement, dated November 22, 2013.

8	Powers of Attorney (filed as Exhibit 24 to Form 3s filed by the Reporting Persons on November 13, 2013 and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013

LEVY ACQUISITION SPONSOR, LLC

By:_/s/ Ari B. Levy*
Name: Ari B. Levy
Its: President

LEVY FAMILY PARTNERS, LLC
By:_/s/ Ari B. Levy*
Name: Ari B. Levy
Its: Manager

/s/ Lawrence F. Levy*
Lawrence F. Levy

/s/ Sophia Stratton*
Sophia Stratton

/s/ Ari B. Levy*
Ari B. Levy

/s/ Steven C. Florsheim*
Steven C. Florsheim

* By: /s/ Zachary Swartz
Name:  Zachary Swartz
Attorney-in-Fact

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATE: November 22, 2013

LEVY ACQUISITION SPONSOR, LLC

By:_Ari B. Levy*
Name: Ari B. Levy
Its: President

LEVY FAMILY PARTNERS, LLC

By: Ari B. Levi*
Name: Ari B. Levy
Its: Manager

/s/ Lawrence F. Levy*
Lawrence F. Levy

/s/ Sophia Stratton*
Sophia Stratton

/s/ Ari B. Levy*
Ari B. Levy

/s/ Steven C. Florsheim*
Steven C. Florsheim

* By:  /s/ Zachary Swartz
Name:  Zachary Swartz
Attorney-in-Fact